Exhibit 99.1

Nanox Announces Fourth Quarter of 2024 Financial Results and provides Business Updates

Recorded noted regulatory successes with FDA general use clearance and granting of CE Mark in the EU

Advanced commercialization globally, signing new customer and channel partner agreements for Nanox.ARC and Nanox AI

Management to host conference call and webcast Monday, March 31, 2025 at 8:30 AM ET

PETACH TIKVA, Israel — March 31, 2025 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the fourth quarter ended December 31, 2024, and provided a business update.

Recent Highlights:

●	Generated $3.0 million in revenue in the fourth quarter of 2024, compared to $2.4 million in the fourth quarter of 2023.

●	Regulatory achievements: FDA clearance of the Nanox.ARC for general use in December 2024, and a CE mark of the Nanox.ARC in February 2025 with no adjunctive requirements. The Company also submitted the Nanox.ARC X for 510 (k) FDA clearance.

●	US commercialization advanced with a new Nanox.ARC channel partner agreement.

●	During the first quarter of 2025, we signed two new Nanox.AI customers, Ezra AI Inc., a healthcare AI company revolutionizing consumers’ screening for early cancer detection, and another outpatient medical imaging provider.

●	Recently engaged with two new distributors for the Nanox.ARC in Romania and Greece which will be the Company’s initial entry points into the EU.

“The fourth quarter capped off a dynamic year for Nanox, during which we accelerated our US commercialization effort of both the Nanox.ARC and Nanox.AI products, generated additional clinical evidence supporting the use of the Nanox.ARC system and technology, and successfully passed key regulatory hurdles among other achievements.” said Erez Meltzer, Nanox Chief Executive Officer and Acting Chairman.

Mr. Meltzer continued, “We enter 2025 a portfolio of cutting-edge technologies and pursuing a vision to reimagine imaging. Our operational progress in 2024, coupled with a growing and innovative portfolio, leaves us confident that we are well-positioned to build our momentum and drive our new technologies into a medical imaging market that is ripe for new tools that improve accessibility, lower costs, and streamline the delivery of healthcare for providers and patients.”

Financial results for three months ended December 31, 2024

For the three months ended December 31, 2024 (the “reported period”), the Company reported a net loss of $14.1 million, compared to a net loss of $10.2 million for the three months ended December 31, 2023 (which is referred as the “comparable period”), representing an increase of $3.9 million. The increase was largely due to a one time income in the amount of $3.0 million that was recognized in the comparable period, related to compensation from its D&O insurance carrier under the settlement agreement in connection with the class action lawsuits against the Company.

The Company reported revenue of $3.0 million in the reported period, compared to $2.4 million in the comparable period. During the reported period, the Company generated revenue through teleradiology services, the sales of its imaging products and services, and its AI solutions.

The Company’s gross loss during the reported period totaled $2.9 million (gross loss margin of 96%) on a GAAP basis, as compared to $1.7 million (gross loss margin of 72%) in the comparable period. Non-GAAP gross loss for the reported period was $0.3 million (gross loss margin of approximately 9%), as compared to Non-GAAP gross profit of $0.9 million (gross profit margin of approximately 36%) in the comparable period.

The Company’s revenue from teleradiology services for the reported period was $2.8 million, compared to revenue of $2.3 million in the comparable period. The Company’s GAAP gross profit from teleradiology services for the reported period was $0.6 million (gross profit margin of approximately 21%), compared to $0.3 million (gross profit margin of approximately 14%) in the comparable period. Non-GAAP gross profit of the Company’s teleradiology services for the reported period was $1.1 million (gross profit margin of approximately 41%) compared to gross profit of $0.9 million (gross profit margin of approximately 38%) in the comparable period. The increase in the Company’s revenue and gross profit margins from teleradiology services was mainly attributable to customer retention, increased rates and increased volume of the Company’s reading services during the weekdays shifts.

During the reported period, the Company generated revenue through the sales and deployment of its imaging systems which amounted to $136 thousand for the reported period, with a gross loss of $1.5 million on a GAAP basis and $1.4 million on a non-GAAP basis compared to revenue of $17 thousand with a gross loss of $44 thousand on a GAAP and Non-GAAP basis in the comparable period. The revenue stems from the sale and deployment of our 2D systems and the sale of our OEM services in the U.S.

The Company’s revenue from its AI solutions for the reported period was $83 thousand with a gross loss of $2.0 million on a GAAP basis, compared to revenue of $84 thousand with a gross loss of $2.0 million in the comparable period. Non-GAAP gross profit of the Company’s AI solutions for the reported period was $6 thousand, compared to $21 thousand in the comparable period.

Research and development expenses, net, for the reported period were $5.4 million, compared to $6.8 million in the comparable period, reflecting a decrease of $1.4 million. The decrease was mainly due to a decrease of $0.2 million in salaries and wages, a decrease of $0.5 million in share-based compensation and $0.7 million in expenses related to our research and development activities.

Sales and marketing expenses for the reported period were $0.9 million compared to $1.0 million in the comparable period.

General and administrative expenses for the reported period were $5.8 million, compared to $3.8 million in the comparable period. The increase of $2.0 million was mainly due to an increase of $1.8 million in our legal expenses since the Company received $2 million from the Company’s directors’ and officers’ liability insurance carrier during the comparable period under the Company’s policy and the settlement agreement which reduced the Company’s legal expenses in the same amount during the comparable period.

Non-GAAP net loss attributable to ordinary shares for the reported period was $10.0 million, compared to $10.4 million in the comparable period. The decrease of $0.4 million was mainly due to an increase of $0.5 million in financial income, net.

Non-GAAP gross loss for the reported period was $0.3 million, compared to a non-GAAP gross profit of $0.9 million in the comparable period. Non-GAAP research and development expenses, net for the reported period, were $5.0 million, compared to $5.9 million in the comparable period. Non-GAAP sales and marketing expenses for the reported period were $0.6 million, compared to $0.8 million in the comparable period. Non-GAAP general and administrative expenses for the reported period were $5.0 million, compared to $4.7 million in the comparable period.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, change in contingent earnout liability, impairment of Goodwill, expenses related to an offering and legal fees and settlement expenses in connection with the class-action litigation and the SEC investigation. A reconciliation between GAAP and non-GAAP financial measures for the three- and twelve-month periods ended December 31, 2024, and 2023 is provided in the financial results that are part of this press release.

Liquidity and Capital Resources

As of December 31, 2024, the Company had total cash, cash equivalents, short-term and long-term deposits, restricted deposits and marketable securities of $83.5 million, compared to $82.8 million as of December 31, 2023. During the reported period the Company experienced negative cash flow from operations of $36.6 million and a positive cash flow from financing of $39.5 million.

Other Assets

As of December 31, 2024 the Company had property and equipment of $45.4 million, compared to $42.3 million as of December 31, 2023.

As of December 31, 2024, the Company had intangible assets of $70.0 million compared to $80.6 million as of December 31, 2023. The decrease was attributable to the periodic amortization of intangible assets in the amount of $10.6 million.

Shareholders’ Equity

As of December 31, 2024, the Company had approximately 63.8 million shares outstanding. As of December 31, 2023, the Company had approximately 57.8 million shares outstanding. During the fourth quarter of 2024, the Company sold approximately 5.0 million ordinary shares, which generated net proceeds of approximately $37.8 million, pursuant to the Company’s previously announced Controlled Equity OfferingSM Sales Agreement, dated as of June 7, 2024 with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC relating to the issuance and sale from time to time of our ordinary shares, an aggregate offering price of up to $100 million from time to time through the Agents pursuant to the sales agreement. During 2024, 0.9 million options to purchase ordinary shares were exercised to ordinary shares in consideration of $1.7 million, including 0.7 million options to purchase ordinary shares that were exercised by the estate of the late Company’s Chairman of the Board in consideration of $1.6 million.

Conference Call and Webcast Details

Monday, March 31, 2025 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by bringing a full solution of affordable medical imaging technologies based on advanced AI and proprietary digital X-ray source.

Nanox’s vision encompasses expanding the reach of Nanox technology both within and beyond hospital settings, providing a seamless end-to-end solution from scan to diagnosis, leveraging AI to enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment and maintaining a clinically driven approach. The Nanox ecosystem includes Nanox.ARC – a multi-source digital tomosynthesis system that is cost-effective and user-friendly; Nanox.AI Ltd., a subsidiary of Nanox Imaging, an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic diseases; Nanox.CLOUD – a cloud-based software platform that manages and stores data collected by Nanox devices, and provides users with tools for in-depth imaging analysis; Nanox.MARKETPLACE – a proprietary decentralized marketplace through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts, and a comprehensive teleradiology services platform. By improving early detection and treatment, Nanox aims to enhance better health outcomes worldwide. For more information, please visit www.nanox.vision

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) risks related to the current war between Israel and Hamas and any worsening of the situation in Israel; (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things; and (xii) potential litigation associated with our transactions.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit (loss), non-GAAP gross profit (loss) margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses (income) and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, impairment of Goodwill, change in contingent earnout liability, expenses related to an offering, legal fees in connection with class-action litigation and the SEC investigation, accrual in connection with the settlement of the SEC investigation and class-action. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	December 31, 2024	December 31, 2023
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	39,304	56,377
Restricted deposit	-	46
Short-term deposits	15,500	-
Marketable securities	18,402	26,006
Accounts receivables net of allowance for credit losses of $112 and $55 as of December 31, 2024, and December 31,2023, respectively.	1,805	1,484
Inventories	1,493	2,356
Prepaid expenses	827	1,274
Other current assets	1,349	1,092
TOTAL CURRENT ASSETS	78,680	88,635

NON-CURRENT ASSETS:
Restricted deposit	337	327
Long-term deposits	10,000	-
Property and equipment, net	45,355	42,343
Operating lease right-of-use asset	3,843	4,573
Intangible assets	69,995	80,607
Other non-current assets	1,792	2,163
TOTAL NON-CURRENT ASSETS	131,322	130,013
TOTAL ASSETS	210,002	218,648

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Current maturities of long-term loan	3,061	3,490
Accounts payable	2,209	3,303
Accrued expenses	3,968	3,920
Deferred revenue	140	543
Current maturities of operating lease liabilities	745	861
Other current liabilities	3,849	3,407
TOTAL CURRENT LIABILITIES	13,972	15,524

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,640	4,045
Deferred tax liability	2,576	2,953
Other long-term liabilities	695	612
TOTAL NON-CURRENT LIABILITIES	6,911	7,610
TOTAL LIABILITIES	20,883	23,134

COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at December 31, 2024 and 2023, 63,762,001 and 57,778,628 issued and outstanding at December 31, 2024 and 2023, respectively	181	165
Additional paid-in capital	562,688	515,887
Accumulated other comprehensive loss	(1)	(305)
Accumulated deficit	(373,749)	(320,233)
TOTAL SHAREHOLDERS’ EQUITY	189,119	195,514
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	210,002	218,648

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Twelve Months Ended December 31,		Three Months Ended December 31,
	2024	2023	2024	2024
REVENUE	11,283	9,905	3,000	2,397

COST OF REVENUE	21,892	16,497	5,890	4,113

GROSS LOSS	(10,609)	(6,592)	(2,890)	(1,716)

OPERATING EXPENSES:
Research and development, net	20,182	26,049	5,401	6,812
Sales and marketing	3,410	4,168	889	1,034
General and administrative	22,455	24,272	5,786	3,791
Goodwill impairment	-	7,420	-	-
Change in contingent earnout liability	-	(4,488)	-	18
Other expenses (income), net	90	(1,424)	9	(2,684)
TOTAL OPERATING EXPENSES	46,137	55,997	12,085	8,971
OPERATING LOSS	(56,746)	(62,589)	(14,975)	(10,687)
REALIZED INCOME (LOSS) FROM SALE OF MARKETABLE SECURITIES	2	(178)	-	-
FINANCIAL INCOME, net	2,870	1,652	820	360
OPERATING LOSS BEFORE INCOME TAXES	(53,874)	(61,115)	(14,155)	(10,327)

INCOME TAX BENEFIT	358	339	94	79
NET LOSS	(53,516)	(60,776)	(14,061)	(10,248)

BASIC AND DILUTED LOSS PER SHARE	(0.91)	(1.08)	(0.23)	(0.18)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	58,673	56,368	60,139	57,758

NET LOSS	(53,516)	(60,776)	(14,061)	(10,248)
Other comprehensive income (loss):
Reclassification of net losses (income) realized in income statement	(2)	178	-	-
Unrealized gain (loss) from marketable securities	306	1,491	(13)	341
Total comprehensive loss	(53,212)	(59,107)	(14,074)	(9,907)

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	loss	deficit	Total
	U.S. Dollars in thousands

BALANCE AT JANUARY 1, 2023	55,094,237	158	477,953	(1,974)	(259,457)	216,680

CHANGES DURING 2023:
Issuance of ordinary shares and warrants, net of issuance expenses **	2,142,858	6	27,133	-	-	27,139
Issuance of ordinary shares upon exercise of RSUs	34,750	*		-	-	*
Issuance of ordinary shares upon exercise of options	251,391	*	903	-	-	903
Issuance of ordinary shares under settlement agreement with former stockholders of USARAD Holding Inc.	255,392	1	1,560	-	-	1,561
Reclassification of earn-out liability to equity	-	-	1,500	-	-	1,500
Share-based compensation	-	-	6,838	-	-	6,838
Unrealized gain from marketable securities, net	-	-	-	1,669	-	1,669
Net loss for the year	-	-	-	-	(60,776)	(60,776)
BALANCE AT DECEMBER 31, 2023	57,778,628	165	515,887	(305)	(320,233)	195,514

CHANGES DURING 2024:
Issuance of ordinary shares, net of issuance expenses **	5,046,990	14	37,820	-	-	37,834
Issuance of ordinary shares upon exercise of RSUs	190,000	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	746,383	2	1,668	-	-	1,670
Share-based compensation	-	-	7,313	-	-	7,313
Unrealized gain from marketable securities, net	-	-	-	304	-	304
Net loss for the year	-	-	-	-	(53,516)	(53,516)
BALANCE AT DECEMBER 31, 2024	63,762,001	181	562,688	(1)	(373,749)	189,119

*	Less than $1.

**	Issuance expenses totaled $2,861 in 2023 and $970 in 2024.

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT OCTOBER 1, 2024	58,521,934	167	523,396	12	(359,688)	163,887

Changes during the period:
Issuance of ordinary shares, net of issuance expenses **	5,046,990	14	37,820	-	-	37,834
Issuance of ordinary shares upon exercise of RSUs	190,000	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	3,077	*	4	-	-	4
Share-based compensation	-	-	1,468	-	-	1,468
Unrealized loss from marketable securities	-	-	-	(13)	-	(13)
Net loss for the period	-	-	-	-	(14,061)	(14,061)
BALANCE AT DECEMBER 31, 2024	63,762,001	181	562,688	(1)	(373,749)	189,119

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT OCTOBER 1, 2023	57,717,425	165	512,497	(646)	(309,985)	202,031

Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	34,750	*	-	-	-	*
Issuance of ordinary shares upon exercise of options	26,453	*	33	-	-	33
Reclassification of earn-out liability to equity	-	-	1,500	-	-	1,500
Unrealized gain from marketable securities	-	-	-	341	-	341
Share-based compensation	-	-	1,857	-	-	1,857
Net loss for the period	-	-	-	-	(10,248)	(10,248)
BALANCE AT DECEMBER 31, 2023	57,778,628	165	515,887	(305)	(320,233)	195,514

*	Less than $1.

**	Issuance expenses totaled $970.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2024	2023
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(53,516)	(60,776)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	7,261	6,838
Amortization of intangible assets	10,612	10,612
Impairment of goodwill	-	7,420
Change in contingent earnout liability	-	(4,488)
Depreciation	1,121	1,198
Deferred tax liability, net	(377)	(377)
Realized loss (income) from sale of marketable securities	(2)	178
Exchange rate differentials	(512)	69
Amortization of premium, discount and accrued interest on marketable securities	(260)	735
Loss from disposal of property and equipment	202	1,297
Changes in operating assets and liabilities:
Change in inventories	(277)	-
Accounts receivable, net	(321)	(507)
Prepaid expenses and other current assets	190	1,940
Other non-current assets	218	(251)
Accounts payable	(1,316)	(153)
Accrued expenses and other liabilities	490	(8,956)
Operating lease assets and liabilities	209	352
Deferred revenue	(403)	(37)
Other long-term liabilities	83	129
Net cash used in operating activities	(36,598)	(44,777)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in (release of) restricted deposits	46	(373)
Proceeds from maturity of marketable securities	41,187	38,287
Purchase of marketable securities	(33,017)	-
Proceeds from sale of marketable securities	-	822
Investment in short term deposits	(15,500)	-
Investment in long term deposits	(10,000)	-
Purchase of property and equipment	(2,767)	(3,303)
Net cash provided by (used in) investing activities	(20,051)	35,433

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	37,834	27,139
Payment due to settlement of contingent earnout liabilities	-	(790)
Proceeds from issuance of ordinary shares upon exercise of options	1,670	903
Net cash provided by financing activities	39,504	27,252

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	72	(60)
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(17,073)	17,848
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT BEGINNING OF THE YEAR	56,377	38,529
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF THE YEAR	39,304	56,377

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS:
Cash paid for income taxes	53	3
Cash paid for interest	140	149

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Issuance of ordinary shares in connection with earnout liability.	-	1,561
Reclassification of earn-out liability to equity	-	1,500
Non-cash purchase of property and equipment	223	-
Operating lease liabilities arising from obtaining operating right-of use assets	-	4,411

(*)	Less than 1 thousand US dollars.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit (loss), non-GAAP gross profit (loss) margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses (income) and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, impairment of Goodwill, change in contingent earnout liability, expenses related to an offering, legal fees in connection with class-action litigation and the SEC investigation, accrual in connection with the settlement of the SEC investigation and class-action. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to non-GAAP net loss attributable to ordinary shares and non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Twelve Months Ended		Three Months Ended
	December 31,		December 31,
	2024	2023	2024	2023

GAAP net loss attributable to ordinary shares	53,516	60,776	14,061	10,248
Non-GAAP adjustments:
Less: Class-action litigation and SEC investigation	81	2,504	5	(1,699)
Less: Amortization of intangible assets	10,612	10,612	2,653	2,653
Less: Impairment of goodwill	-	7,420	-	-
Less: Offering expenses	420	-	-	-
Less (Add): Change in the fair value of earn out liabilities’ obligation	-	(4,488)	-	18
Less: Change in accrual in connection with the estimated settlement of the SEC investigation and the class-action	-	(2,350)	-	(3,000)
Less: Share-based compensation	7,261	6,838	1,416	1,857
Non-GAAP net loss attributable to ordinary shares	35,142	40,240	9,987	10,419
BASIC AND DILUTED LOSS PER SHARE	0.60	0.71	0.17	0.18
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	58,673	56,368	60,139	57,758

Reconciliation of GAAP cost of revenue to non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	21,892	16,497	5,890	4,113
Non-GAAP adjustments:
Amortization of intangible assets	10,224	10,224	2,556	2,556
Share-based compensation	227	56	54	15
Non-GAAP cost of revenue	11,441	6,217	3,280	1,542

Reconciliation of GAAP gross loss to non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(10,609)	(6,592)	(2,890)	(1,716)
Non-GAAP adjustments:
Amortization of intangible assets	10,224	10,224	2,556	2,556
Share-based compensation	227	56	54	15
Non-GAAP gross profit (loss)	(158)	3,688	(280)	855

Reconciliation of GAAP gross loss margin to non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(94)%	(67)%	(96)%	(72)%
Non-GAAP adjustments:
Amortization of intangible assets	91%	103%	85%	107%
Share-based compensation	2%	1%	2%	1%
Non-GAAP gross profit (loss) margin	(1)%	37%	(9)%	36%

Reconciliation of GAAP research and development, expenses, net, to non-GAAP research and development expenses, net (U.S. dollars in thousands)

GAAP research and development expenses, net	20,182	26,049	5,401	6,812
Non-GAAP adjustments:
Share-based compensation	2,448	3,818	409	925
Non-GAAP research and development expenses, net	17,734	22,231	4,992	5,887

Reconciliation of GAAP sales and marketing expenses to non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	3,410	4,168	889	1,034
Non-GAAP adjustments:
Amortization of intangible assets	388	388	97	97
Share-based compensation	717	484	145	150

Non-GAAP sales and marketing expenses	2,305	3,296	647	787

Reconciliation of GAAP general and administrative expenses to non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	22,455	24,272	5,786	3,791
Non-GAAP adjustments:
Class-action litigation and SEC investigation	81	2,504	5	(1,699)
Offering expenses	420	-	-	-
Share-based compensation	3,869	2,480	808	767

Non-GAAP general and administrative expenses	18,085	19,288	4,973	4,723

Reconciliation of GAAP other expenses (income) to non-GAAP other expenses (U.S. dollars in thousands)

GAAP other expenses (income)	90	(1,424)	9	(2,684)
Non-GAAP adjustments:
Change in accrual in connection with the estimated settlement of the SEC investigation and class-action	-	(2,350)	-	(3,000)
Non-GAAP other expenses	90	926	9	316